UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On August 7, 2025, Aspen Insurance Holdings Limited (the “Company” or “Aspen”) issued a press release announcing its financial results for the three and six months ended June 30, 2025, as well as the availability of its corresponding financial supplement.
The press release, furnished as Exhibit 99.1, and financial supplement, furnished as Exhibit 99.2, are incorporated by reference as part of this Form 6-K.
The information included in this Form 6-K, including the information set forth in Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX
Exhibit
99.1        Press Release, dated August 7, 2025
99.2        Financial Supplement, for the three and six months ended June 30, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: August 7, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer